UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 26, 2013

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Deputy President / Group CFO

December 26, 2013

To whom it may concern

Company Name: Mizuho Financial Group, Inc.

Representative: Yasuhiro Sato, Group CEO

Address: 1-5-5, Otemachi, Chiyoda–ku, Tokyo

Security Code: 8411 (Tokyo Stock Exchange 1st Section)

Company Name: Mizuho Bank, Ltd.

Representative: Yasuhiro Sato, President & CEO

Address: 1-3-3, Marunouchi, Chiyoda-ku, Tokyo

Notice Concerning the Administrative Order by the Japanese Financial Services Agency

Mizuho Financial Group, Inc. and Mizuho Bank, Ltd. today received a administrative order by the Japanese Financial Services Agency pursuant to article 52-33, paragraph 1 and article 26, paragraph 1 of the Banking Act.

We gravely accept and regret such order and would like to take this opportunity to express our most sincere apologies to our valued customers and other stakeholders for the inconvenience that we have caused.

We steadily implement the business improvement plan that has been submitted to the Japanese Financial Services Agency (dated October 28, 2013) and will consider implementation of additional measures based on the administrative order received today.

Description

¡ Details of the business improvement order

[Mizuho Financial Group, Inc.] (article 52-33, paragraph 1 of the Banking Act)

1.	Implement measures set forth below in order to ensure a sound and appropriate operation of the banking business which is the subsidiary of a bank holding company.

(1)	Clarify where management responsibility lies based on the administrative order.

(2)	Strengthen management control system so that appropriate management control be executed against affiliated financial institutions.

(3)	Amend the business improvement plan that has been submitted to the Japanese Financial Services Agency (dated October 28, 2013) by Mizuho Bank, Ltd. based on its status of progress and the business improvement order by cooperating with Mizuho Financial Group, Inc. and execute the amended plan without delay.

2.	Submit a business improvement plan based on 1. above by January 17, 2014 (Friday).

3.	Consolidate and report the status of implementation of 2. above at the end of each month until March 2014 and for every three months thereafter by the 15th of the following months starting at the end of January 2014.

2. and 3. above shall be submitted under the joint names of Mizuho Financial Group, Inc. and Mizuho Bank, Ltd.

[Mizuho Bank, Ltd.] (article 26, paragraph 1 of the Banking Act)

1.	Cease new credit transactions under the four-party captive loan scheme from January 20, 2014 (Monday) to February 19, 2014 (Wednesday).

Thoroughly implement measures relating to the four-party tie-up loans, including training all executive officers and employees involved in the scheme during the period set forth above.

2.	Implement measures set forth below in order to ensure a sound and appropriate operation of the business.

(1)	Clarify the source of management responsibility based on the administrative order.

(2)	Strengthen internal control and management control systems

(3)	Amend the business improvement plan that has been submitted to the Japanese Financial Services Agency (dated October 28, 2013) by Mizuho Bank, Ltd. based on its status of progress and the business improvement order by cooperating with Mizuho Financial Group, Inc. and execute the amended plan without delay.

3.	Submit a business improvement plan as set forth under 2. (3) by January 17, 2014 (Friday).

4.	Consolidate and report the status of implementation of 3. above at the end of each month until March 2014 and for every three months thereafter by the 15th of the following months starting at the end of January 2014.

Status of implementation of the business improvement plan pursuant to the order dated September 27, 2013 shall be reported therein.

3. and 4. above shall be submitted under the joint names of Mizuho Financial Group, Inc. and Mizuho Bank, Ltd.

END

Contact: Mizuho Financial Group, Inc. Corporate Communications Division Public Relations Department Tel.81-3-5224-2026